Mail Stop 3561

								August 24, 2005

Michael Y. Brent
Chief Executive Officer and Director
YTB International, Inc.
560 Sylvan Avenue, Suite 300
Englewood Cliffs, New Jersey  07632

Re:	YTB International, Inc.
      Registration Statement on Form SB-2
		Amendment no. 3 filed August 3, 2005
		File No. 333-122936

		Preliminary Information Statement on Schedule 14C
		Filed January 24, 2005, as revised August 3, 2005

      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed February 23, 2005, as amended August 3, 2005
Form 8-K filed December 14, 2004, January 7, 2005 and January 26,
2005
      File No. 0-18412

Dear Mr. Brent:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

Item 9. of Form SB- 2 - Legal Proceedings
1. We note from the Legal Proceedings section of your most recent Form 10-QSB that a citation was served against the company and its CEO on May 20, 2005. Please refer to Item 103 of Regulation S-B and consider whether any disclosure regarding that citation is required in the Form SB-2, or in the Legal Proceedings section of Note 6 to the Financials.

Incorporation By Reference, page 29
2. Please remove your incorporation by reference section. As noted in our prior comment number one, Form SB-2 does not permit incorporation by reference.

Where you can find more information, page 29
3. Please update to reflect the SEC`s new address, 100 F Street
NE,
Washington DC, 20549, and remove any inapplicable addresses such as 7
World Trade Center.

Form 10-KSB for the fiscal year ended December 31, 2004

Business, page 2
Current operations, page 3
4. In your amended disclosure on page 4, it appears that you are missing the dates of duration for the Taurus and MyCity.com licensing agreements. Please revise as necessary.

Management`s Discussion and Analysis or Plan of Operation, page 7 Liquidity and Capital Resources, page 13
5. Please revise your reference to the common stock`s "recent price run up" on page 14 to quantify the recent activity in the price of your stock, so investors can better understand the risk of the contingent liability. Also, please clarify why you have made reference to Note 6 of the financials with respect to the "recent price run up" in your stock.

Closing

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter.

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Doug Jones, Staff Accountant at (202) 551-
3309,
or Michael Fay, Review Accountant, at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor, at
(202) 551-3325 or me at (202) 551-3750 with any other questions.

      				Sincerely,



							Sara W. Dunton
							Attorney-Advisor






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Michael Y. Brent
YTB International, Inc.
August 24, 2005
Page 4